UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. 4)

                           CROWN VANTAGE INC.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                          CUSIP No. 228622106
                             (CUSIP Number)

                            C. Derek Anderson
                  Plantagenet Capital Management, L.L.C.
                         456 Montgomery Street
                                Suite 200
                      San Francisco, California 94104
                             (415)433-6536
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            February 27, 2002
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act
(however, see the Notes).



SCHEDULE 13D
------------------
CUSIP No. 22862210


   1     Name of Reporting Person, S.S. or I.R.S. Identification No. of Above
         Person:

         C. Derek Anderson


   2     Check the Appropriate Box if a Member of a Group:
         (a) [ ]
         (b) [X]


   3     SEC Use Only


   4     Source of Funds:

         PF


   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         [ ]


   6     Citizenship or Place of Organization:

         United States of America


   7     Sole Voting Power:

         550,000


   8     Shared Voting Power:

         1,426,100


   9     Sole Dispositive Power:

         550,000


   10    Shared Dispositive Power:

         1,426,100


   11    Aggregate Amount Beneficially Owned By Each Reporting Person:

         1,426,100


   12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         [ ]


   13    Percent of Class Represented by Amount in Row (11):

         13.5 %


   14    Type of Reporting Person:

         IN




Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, no par value, (the "Shares") of Crown Vantage Inc. (the "Company"). The Company's principal offices are located at 300 Lakeside Drive, Oakland, CA 94612.

Item 2.  Identity and Background.

(a) This statement is filed by C. Derek Anderson ("Anderson"). The Shares reported hereby for Anderson include Shares owned directly by Anderson and Shares owned by Plantagenet Capital Fund II, L.P. ("Plantagenet II"). The number of shares owned directly by Anderson is 550,000 (see Rows 7 and 9 of cover page).

(b) The business address of Anderson is 456 Montgomery Street, Suite 200, San Francisco, California 94104.

(c) The principal occupation and business of Anderson is President and managing member of Plantagenet Capital Management, LLC.

(d) Anderson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Anderson has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Anderson is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

The net investment cost (including commission) is approximately $7,081 for the 550,000 Shares purchased by Anderson. The consideration for such acquisitions was obtained from personal funds of Anderson.

Item 4. Purpose of the Transaction.

The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by Anderson were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

Although Anderson does not have any specific plan or proposal to acquire or dispose of Shares, consistent with the investment purpose, Anderson may at any time and from time to time may acquire additional Shares or dispose of any or all of his Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of Anderson and/or other investment considerations. Anderson has not made a determination regarding a maximum or minimum number of Shares which he may hold.

Also, consistent with the investment purpose, Anderson may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, Anderson has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Anderson may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

C. Derek Anderson

(a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for C. Derek Anderson is incorporated herein by reference.

(c) See Schedule A (below) for transaction detail.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Anderson and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2002


/s/ C. Derek Anderson
C. Derek Anderson




SCHEDULE A
SHARE PURCHASES OF ANDERSON


                            NUMBER OF                   PRICE
TRADE DATE              SHARES PURCHASED              PER SHARE
                                               (Including commission)

03/25/02                     50,000                    $0.0112
02/27/02                    100,000                    $0.0108
02/11/02                     40,000                    $0.0114
01/28/02                     60,000                    $0.0107
01/18/02                     50,000                    $0.0112
12/06/01                     50,000                    $0.0086
12/05/01                     30,000                    $0.0127
11/16/01                     20,000                    $0.0134
11/15/01                     90,000                    $0.0173
11/01/01                     50,000                    $0.0190
10/25/01                     10,000                    $0.0195



EXHIBIT 1 to SCHEDULE 13D

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13D-(f)(1)

The undersigned acknowledges and agrees that the foregoing statement on
Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledges that he shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him but shall not be responsible for the completeness and accuracy of the information concerning other entities or persons, except to the extent that he knows or has reason to believe that such information is inaccurate.


/s/ C. Derek Anderson
C. Derek Anderson